FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

<u>COLT TELECOM GROUP plc</u>
(Translation of Registrant's Name into English)



15 Marylebone Road
London
NW1 5JD
England



(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

PROCESSED

Form 20-F _X_ Form 40-F ___

AUG 1 9 2002

P THOMSON
FINANCIAL

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82-_____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's
Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 8th August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 8th August 2002   COLT Telecom Group plc

By:

Mark A. Jenkins
Legal Services Director


Notification of interests in shares under
Section 198 of the Companies act 1985


1. **Name of Company**
    COLT Telecom Group plc
2. **Name of Shareholder having a major interest**
    Fidelity International Limited
3. **Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**
    Notification is in respect of Ordinary Shares registered in the name of the Shareholder named in 2 above.
4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
    Fidelity International Limited; 69,861,167
5. **Number of shares/amount of stock acquired**
    5,586,333
6. **Percentage of issued class**
    Less than 1%
7. **Number of shares/amount of stock disposed**
    N/A
8. **Percentage of issued Class**
    N/A
9. **Class of security**
    Ordinary Shares of 2.5p
10. **Date of Transaction**
    Between 14th March and 6th August 2002
11. **Date Company informed**
    7th August 2002
12. **Total holding following this notification**
    75,447,500
13. **Total percentage holding of issued class following this notification**
    5.01%
14. **Any additional information**
    Fidelity International Limited is related to FMR Corp. through certain common ownership, therefore FMR Corp. is interested in these shares and holds in aggregate 54.84% of the issued share capital of the Company.
15. **Name of contact and telephone number for queries**
    John Doherty: 0207 390 3681
16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins
Company Secretary
Date of Notification: 8th August 2002